                                                                    Exhibit 2


                               GLOBAL SOURCES LTD.

                           CONSOLIDATED BALANCE SHEETS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


                                                                          AT            AT
                                                                     DECEMBER 31   SEPTEMBER 30
                                                                     -----------   ------------
                                                                         2000          2001
                                                                     -----------   ------------
                                                                                   (UNAUDITED)
     ASSETS

CURRENT ASSETS:
    Cash and cash equivalents .......................................   $ 12,727    $ 16,189
    Accounts receivable, net ........................................      7,803       6,074
    Receivables from sales representatives ..........................      3,994       3,763
    Inventory of paper ..............................................      1,213       1,089
    Prepaid expenses and other current assets .......................      1,768       2,401
                                                                        --------    --------
         TOTAL CURRENT ASSETS .......................................     27,505      29,516
                                                                        --------    --------

Property and equipment, net .........................................     23,205      20,155
Intangible assets, net ..............................................        373          95
Long term investments ...............................................      1,250         100
Bonds held to maturity, at amortized cost ...........................      2,027       1,950
Other assets ........................................................      1,346       1,125
                                                                        --------    --------
         TOTAL ASSETS ...............................................   $ 55,706    $ 52,941
                                                                        ========    ========


     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable ................................................   $  5,536    $  3,195
    Deferred income and customer prepayments ........................     15,888      16,798
    Accrued liabilities .............................................      5,879       6,416
    Short-term loan .................................................      4,000       1,000
    Income taxes payable ............................................        158         331
                                                                        --------    --------
         TOTAL CURRENT  LIABILITIES .................................     31,461      27,740
                                                                        --------    --------
    Liabilities for incentive and bonus plan ........................      1,794       1,684
    Amount due to parent company ....................................     11,404      11,404
    Minority interest ...............................................      2,432       2,471
    Deferred tax liability ..........................................        454         566
                                                                        --------    --------
         TOTAL LIABILITIES ..........................................     47,545      43,865
                                                                        --------    --------

SHAREHOLDERS' EQUITY:

   Ordinary shares, US$0.01 par value; 50,000,000 shares authorized;
         26,303,949 (2000: 26,303,949) shares issued and outstanding.        263         263
   Additional paid in capital (Note 1) ..............................     81,726      86,515
   Shareholders' note receivable ....................................     (6,000)     (6,000)
   Retained deficit .................................................    (62,762)    (63,976)
   Less : Unearned compensation (Note 2) ............................     (5,066)     (7,726)
                                                                        --------    --------
         TOTAL SHAREHOLDERS' EQUITY .................................      8,161       9,076
                                                                        --------    --------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .................   $ 55,706    $ 52,941
                                                                        ========    ========


Note: 1. Reflects the non-cash compensation expense associated with the transfer of shares from the parent company to the chairman and chief executive officer of the Company, employee equity compensation plans, the non-cash listing expenses incurred by The Fairchild Corporation, interest in a joint venture and amount received from a director in February 2001 for the shares subscribed by him in the directors stock option plan.

      2. Reflects the remaining unearned non-cash compensation expense at the balance sheet date associated with the employee equity compensation plans. The Company will recognize non-cash compensation expense over the vesting period of the employee equity compensation plans.


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                               GLOBAL SOURCES LTD.

                        CONSOLIDATED STATEMENTS OF INCOME

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


                                                                  THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                    SEPTEMBER 30,                   SEPTEMBER 30,
                                                            ----------------------------      -------------------------
                                                               2000             2001             2000           2001
                                                            -----------      -----------      -----------    ----------
                                                            (UNAUDITED)      (UNAUDITED)      (UNAUDITED)    (UNAUDITED)
REVENUES:
  Online marketplace services ...........................   $     15,242    $     14,020    $     40,371    $     43,220
  Transaction software and services .....................            332              78             572             248
  Complementary media services ..........................          9,951           9,031          33,712          26,774
  Other .................................................          1,412           1,025           3,367           3,377
                                                            ------------    ------------    ------------    ------------
                                                                  26,937          24,154          78,022          73,619

OPERATING EXPENSES:
  Sales .................................................          8,799           8,450          26,997          26,411
  Circulation ...........................................          3,356           2,761           9,547           8,883
  General and administrative ............................          9,200           7,783          25,455          26,083
  Online services development ...........................          1,538           1,677           3,561           6,989
  Non-cash compensation expense (Note 3) ................         55,275             494          65,608           1,965
  Non-cash listing expenses (Note 4) ....................             --              --           1,353              --
  Amortization of intangibles/Software development cost..             92             869             278           2,607
                                                            ------------    ------------    ------------    ------------
TOTAL OPERATING EXPENSES ................................         78,260          22,034         132,799          72,938
                                                            ------------    ------------    ------------    ------------
INCOME/(LOSS) FROM OPERATIONS ...........................        (51,323)          2,120         (54,777)            681
                                                            ------------    ------------    ------------    ------------
  Interest expense ......................................           (240)            (37)           (494)           (164)
  Interest income .......................................            233             206             654             688
  Foreign exchange gains/(losses), net ..................            (85)           (333)            351            (418)
  Write-down of investment ..............................             --            (900)             --          (1,150)
                                                            ------------    ------------    ------------    ------------
INCOME/(LOSS) BEFORE INCOME TAXES .......................        (51,415)          1,056         (54,266)           (363)
INCOME TAX PROVISION ....................................           (338)           (258)           (852)           (862)
                                                            ------------    ------------    ------------    ------------
NET INCOME/(LOSS) BEFORE MINORITY INTEREST ..............   $    (51,753)   $        798    $    (55,118)   $     (1,225)
Equity in income of affiliate ...........................             --    $         51              --    $         51
Minority interest .......................................   $       (169)   $        (50)   $       (169)   $        (40)
                                                            ------------    ------------    ------------    ------------
NET INCOME/(LOSS) .......................................   $    (51,922)   $        799    $    (55,287)   $     (1,214)
                                                            ============    ============    ============    ============
RETAINED EARNINGS/(DEFICIT) BROUGHT FORWARD .............                                   $      5,459    $    (62,762)
                                                                                            ------------    ------------
RETAINED EARNINGS/(DEFICIT) CARRIED FORWARD .............                                   $    (49,828)   $    (63,976)
                                                            ============    ============    ============    ============
BASIC AND DILUTED NET INCOME/(LOSS) PER SHARE ...........   $      (1.97)   $       0.03    $      (2.14)   $      (0.05)
                                                            ============    ============    ============    ============

SHARE USED IN BASIC AND DILUTED NET INCOME PER SHARE
CALCULATIONS.............................................     26,303,949      26,303,949      25,828,521      26,303,949
                                                            ============    ============    ============    ============

Note:   3. Reflects the non-cash compensation expenses associated with the transfer of shares from the parent company to the chairman and chief executive officer of the Company and the employee equity compensation plans.

           Non-cash compensation expenses can be broken down approximately into different categories of expenses as follows:


                                                                  THREE MONTHS ENDED                NINE MONTHS ENDED
                                                                     SEPTEMBER 30,                     SEPTEMBER 30,
                                                            --------------------------------  ------------------------------
                                                                 2000            2001            2000             2001
                                                            -------------    ---------------  -------------    -------------
           Sales...........................................     $    529        $     13        $    529         $   254
           Circulation ....................................     $    129        $    (38)       $    129         $    49
           General and administrative......................     $ 54,479        $    386        $ 64,812         $ 1,236
           Online services development.....................     $    138        $    133        $    138         $   426

        4. Reflects the non-cash listing expenses incurred by The Fairchild Corporation.

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                               GLOBAL SOURCES LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


                                                                                  NINE MONTHS ENDED
                                                                                     SEPTEMBER 30,
                                                                                   2000        2001
                                                                                ----------- ----------
                                                                                (UNAUDITED) (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss .................................................................   $(55,287)   $ (1,214)
Adjustments to reconcile net loss to net cash provided by operating activities
    Depreciation and amortization ............................................      2,154       6,695
    Loss on sale of property and equipment ...................................          2          35
    Accretion of U.S. Treasury strips zero % coupon ..........................       (104)        (93)
    Bad debt expense .........................................................        930         922
    Non-cash compensation expense ............................................     65,608       1,965
    Non-cash listing expenses ................................................      1,353          --
    Write-down of investment .................................................         --       1,150
    Income attributable to minority shareholder ..............................        169          40
    Equity in income of affiliate ............................................         --         (51)
    Property and equipment written off .......................................         --          23
                                                                                 --------    --------
                                                                                   14,825       9,472
    CHANGES IN ASSETS AND LIABILITIES:
    Accounts receivables .....................................................     (1,553)        807
    Receivables from sales representatives ...................................      1,214         231
    Inventory of paper .......................................................       (169)        124
    Prepaid expenses and other current assets ................................       (468)       (633)
    Loan to chief executive officer ..........................................     (5,251)         --
    Long term assets .........................................................         42         221
    Accounts payable .........................................................       (454)     (2,341)
    Accrued liabilities and liabilities for incentive and bonus plans ........     (2,161)        478
    Deferred income and customer prepayments .................................        920         910
    Tax liability ............................................................        316         285
                                                                                 --------    --------
         NET CASH PROVIDED BY OPERATING ACTIVITIES ...........................      7,261       9,554
                                                                                 --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of long term investments ........................................    (13,000)         --
    Purchase of property and equipment .......................................     (9,727)     (3,735)
    Proceeds from sales of property and equipment ............................         83         309
    Proceeds from matured bonds ..............................................        210         170
                                                                                 --------    --------
         NET CASH USED FOR INVESTING ACTIVITIES ..............................    (22,434)     (3,256)
                                                                                 --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Short-term borrowings ....................................................     13,260          --
    Repayment of short-term borrowings .......................................     (4,000)     (3,000)
    Amount received towards directors stock option plan ......................         --         164
    Additional capital contributed ...........................................         24          --
    Capital introduced by minority shareholder ...............................      6,000          --
                                                                                 --------    --------
         NET CASH GENERATED FROM/(USED FOR) FINANCING ACTIVITIES .............     15,284      (2,836)
                                                                                 --------    --------

Net increase in cash and cash equivalents ....................................        111       3,462
Cash and cash equivalents, beginning of the period ...........................     15,433      12,727
                                                                                 --------    --------
CASH AND CASH EQUIVALENTS, END OF THE PERIOD .................................   $ 15,544    $ 16,189
                                                                                 ========    ========

SUPPLEMENTAL CASH FLOW DISCLOSURES:

    Income tax paid ..........................................................   $    536    $    577
    Interest paid ............................................................        470         163
                                                                                 ========    ========